September 15, 2006
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Kos Pharmaceuticals, Inc. Form 10-K for the fiscal year ended December 31, 2005
Dear Sir or Madam:
     Below, please find our responses to the comments/questions raised in your letter dated August 17, 2006:
Form 10-K for the Fiscal Year Ended December 31, 2005
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48
Results of Operations
Critical Accounting Policies
Revenue Recognition, page 55
     We discovered an error in our Medicaid Best Price calculation (the “Best Price Error”) in December of 2005. The Best Price Error resulted from an administrative mistake in incorrectly identifying Rx Solutions, Inc. as the Medicaid contract that offered the lowest or best price from the third quarter of 2002 to the third quarter of 2005. The Best Price Error resulted in an increase in Medicaid rebate accruals of $2.5 million during the fourth quarter of 2005, which represented the net cumulative adjustment of the Best Price Error during the affected period, as follows:

Quarter Ended	(Under)/Over Accrual
(in millions)
December 31, 2005	$—
September 30, 2005	(0.6)
June 30, 2005	(0.8)
March 31, 2005	(0.2)
December 31, 2004	(0.2)
September 30, 2004	(0.1)
June 30, 2004	(0.1)
March 31, 2004	(0.2)
December 31, 2003	(0.2)
September 30, 2003	(0.4)
June 30, 2003	0.1
March 31, 2003	—
December 31, 2002	0.1
September 30, 2002	0.1

Adjustment Total	$(2.5)

Securities and Exchange Commission
September 15, 2006

     Effect of Best Price Error on Medicaid Rebate Assumptions
          The Best Price Error was not the consequence of a faulty assumption. Instead it was the result of the misidentification of the contract that set the lowest price in the affected quarters.
     Effect of Best Price Error on Assumptions for Managed Care Rebates and Accruals
          Our accruals for managed care rebates and chargebacks are not based on the contract offering the best price. Accordingly, our assumptions for managed care rebates and accruals were not affected by the Best Price Error.
          We have engaged external experts to review our methodologies for reporting prices to the various applicable government programs. We expect that our external experts may not complete their evaluation of the Company’s price reporting methodologies and the underpayment or overpayment calculation for all relevant periods for approximately nine to twelve months. As a result, as of the date of this response, it is not possible for the Company to estimate the potential underpayment or overpayment related to Medicaid rebates because the evaluation of our Medicaid price reporting methodologies by our external experts is still ongoing.
     Consideration of SAB 99 and APB 28, Paragraph 29
          We have considered the impact of this administrative mistake and the resulting net cumulative adjustment recorded during the fourth quarter of 2005 as per the provisions of SAB 99 and paragraph 29 of APB 28. Accordingly, we concluded that the net cumulative adjustment, as a result of the administrative mistake, was not material to results of operations and financial condition for each of the affected periods.

Securities and Exchange Commission
September 15, 2006

Schedule II — Valuation and Qualifying Accounts, page 113
     A schedule of the activity in our sales returns and allowances account was inadvertently omitted from our Form 10-K for the year ended December 31, 2005. A rollforward of our sales returns and allowances account for the years ended December 31, 2005, 2004 and 2003 follows (amounts in thousands):

				Balance at
	Balance at	Charged to Costs		End
Description	Beginning of Period	and Expenses	Deductions	of Period
Sales Returns and Allowances:

Fiscal year ended December 31, 2003	$2,388	$8,412	$8,707	$2,093
Fiscal year ended December 31, 2004	2,093	16,065	15,343	2,815
Fiscal year ended December 31, 2005	2,815	24,180	23,516	3,479
     On August 8, 2006, we announced that we expected that our audited consolidated financial statements for its fiscal years ended December 31, 2005 through 2001 and for the quarter ended March 31, 2006, would have to be restated and should not be relied upon as a result of stock option grants which were accounted for using incorrect measurement dates. As such, we included the required sales returns and allowances information described above on Schedule II of our amended filing on Form 10-K/A for the year ended December 31, 2005, which was filed yesterday, September 14, 2006.
     Please let us know if you have any further questions or comments regarding any aspect of the foregoing.
Yours truly,

Juan F. Rodriguez
Senior Vice President
Controller & Corporate Administration

cc:	Adrian Adams Kevin P. Clarke Andrew I. Koven, Esq. Rodney H. Bell (Holland & Knight, LLP) Keith A. Urtel (Ernst & Young, LLP)